

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

<u>Via E-mail</u>
Yih Jong Shy
Chief Executive Officer
NowNews Digital Media Technology Co. Ltd.
4F, No. 550, Riuguang Road, Neihu District
Taipei City 114, Taiwan

> **Re: NowNews Digital Media Technology Co. Ltd.**
> **Form 8-K**
> **Filed November 14, 2014**
> **File No. 333-171637**

Dear Mr. Shy:

　　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Celeste M. Murphy for

　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　Assistant Director

cc:　　<u>Via E-mail</u>
　　　Jason Chiang
　　　Chief Financial Officer
　　　NowNews Digital Media Technology Co. Ltd.

　　　Jay Kaplowitz, Esq.
　　　Wei Wang, Esq.
　　　Sichenzia Ross Friedman Ference LLP